Exhibit (d)(3)

AMENDMENT TO

MANAGEMENT CONTRACT

between

VARIABLE INSURANCE PRODUCTS FUND II

INDEX 500 PORTFOLIO

and

FIDELITY MANAGEMENT & RESEARCH COMPANY

This Amendment dated as of this 1st day of September, 2011, amends the Amendment to Management Contract, dated March 1, 2005, by and between Variable Insurance Products Fund II, a Massachusetts business trust which may issue one or more series of shares of beneficial interest (hereinafter called the "Fund"), on behalf of Index 500 Portfolio (hereinafter called the "Portfolio"), and Fidelity Management & Research Company, a Massachusetts corporation (hereinafter called the "Adviser"), as set forth in its entirety below.

WHEREAS, the parties desire to amend the current Management Contract for the purpose of reducing the fee paid to the Adviser thereunder and obliging the Adviser to pay certain expenses of the Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1. Paragraphs 3 and 4 of the Management Contract are hereby deleted in their entirety and replaced with the following:

"3. For the services and facilities to be furnished hereunder, the Adviser shall receive a monthly management fee at the annual rate of 0.045% of the average daily net assets of the Portfolio (computed in the manner set forth in the Declaration of Trust) throughout the month; provided that in the case of initiation or termination of this contract during any month, the fee for that month shall be reduced proportionately on the basis of the number of business days during which it is in effect and the fee computed upon the average net assets for the business days it is so in effect for that month.

4. The Adviser undertakes to pay all expenses involved in the operation of the Portfolio, including all expenses allocable at the Portfolio level, except the following: (i) transfer agent fees, Rule 12b-1 fees and other expenses allocable at the class level; (ii) interest and taxes; (iii) brokerage commissions and other costs in connection with the purchase or sale of securities and other investment instruments; (iv) fees and expenses of the Fund's Trustees other than those who are "interested persons" of the Fund or the Adviser; and (v) such non-recurring or extraordinary expenses as may arise, including those relating to actions, suits or proceedings to which the Portfolio is a party and the legal obligation which the Portfolio may have to indemnify the Fund's Trustees and officers with respect thereto. It is understood that service charges billed directly to shareholders of the Portfolio, including charges for exchanges, redemptions, or other services, shall not be payable by the Adviser, but may be received and retained by the Adviser or its affiliates. It is also understood that the Adviser and/or the Portfolio may, from time to time, allocate or reallocate expenses between the Portfolio and any class of the Portfolio."

2. In all other respects, the Management Contract is hereby confirmed and remains in full force and effect.

IN WITNESS WHEREOF the parties have caused this instrument to be signed in their behalf by their respective officers thereunto duly authorized, and their respective seals to be hereunto affixed, all as of the date written above.

\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	Fidelity Management & Research Company
	By:	/s/JS Wynant
	Name:	JS Wynant
	Title:	Senior Vice President

Variable Insurance Products Fund II, on behalf of Index 500 Portfolio
	By:	/s/Kenneth B. Robins
	Name:	Kenneth B. Robins
	Title:	President and Treasurer